UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: February, 2024

Commission File Number: 001-39557

Siyata Mobile Inc.
(Translation of registrant’s name into English)

7404 King George Blvd., Suite 200, King’s Cross

Surrey, British Columbia V3W 1N6, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F     ☐ Form 40-F

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

Siyata Mobile Inc. (the “Company”) hereby furnishes as Exhibit 99.1 an investor presentation (the “Investor Presentation”), which has been posted on the Company website at https://www.siyatamobile.com/ in the “Investors Presentation” section.

The presentation material shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section, unless the Company specifically incorporates the information by reference in a document filed under the Securities Act of 1933 or the Securities Exchange Act of 1934.

By filing this report on Form 6-K and furnishing this information, the Company makes no admission as to the materiality of any information contained in this report. The Company undertakes no duty or obligation to publicly update or revise the information contained in this report, although the Company may do so from time to time as management believes is warranted.

Certain expectations and projections regarding the Company’s future performance referenced in the presentation are forward-looking statements. These expectations and projections are based on currently available competitive, financial, and economic data and are subject to future events and uncertainties. In addition to the above cautionary statements, all forward-looking statements contained herein should be read in conjunction with the Company’s SEC filings, including the risk factors described therein, and other public announcements.

Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this Report. The forward-looking statements contained or implied in this Report are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in the Company’s final prospectus filed with the Securities and Exchange Commission (“SEC”) on March 31, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this Report. The Company is not responsible for the contents of third party websites.

EXHIBIT INDEX

Exhibit No.	Description

99. 1	Investor Presentation

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 23, 2024	SIYATA MOBILE INC.

	By:	/s/ Marc Seelenfreund
	Name:	Marc Seelenfreund
	Title:	Chief Executive Officer

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